UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 35968 / February 23, 2026

In the Matter of	:
	:
WISDOMTREE DIGITAL TRUST	:
WISDOMTREE SECURITIES, INC.	:
WISDOMTREE DIGITAL MANAGEMENT, INC.	:
WISDOMTREE TRANSFERS, INC.	:
	:
250 West 34th Street, 3rd Floor	:
New York, New York 10119	:
	:
(812-15788)	:
	:

ORDER UNDER SECTIONS 6(c) AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

WisdomTree Digital Trust (the "Applicant Trust"), WisdomTree Securities Inc. (an "Affiliated Dealer"), WisdomTree Digital Management, Inc. (the "Adviser"), and WisdomTree Transfers, Inc. (the "Affiliated Transfer Agent" and, collectively with the Applicant Trust, the Affiliated Dealer, and the Adviser, the "Applicants"), filed an application on May 8, 2025 and an amendment to the application on January 16, 2026 requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 22(d) and rule 22c-1 under the Act, and under section 17(d) of the Act and rule 17d-1 thereunder for an order that would permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 thereunder.

The order requested under section 6(c) of the Act would provide an exemption from section 22(d) of the Act and rule 22c-1 thereunder to permit the Affiliated Dealer and any other entity registered as a broker-dealer with the Commission that has entered into a dealer agreement with a Covered Fund (defined below) or the Covered Fund's distributor (each, a "Covered Dealer") to purchase and sell to individual and institutional investors, on a principal basis, shares of the WisdomTree Government Money Market Digital Fund (the "Applicant Fund") at a value of $1.00 per share, rather than at the Applicant Fund's next-calculated net asset value ("NAV") per share (the "Pricing Relief").[1]

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[1]   In addition to the Applicant Fund, the Applicants request that the Pricing Relief apply to any series of the Applicant Trust or any other registered open-end management investment company or series thereof that (i) is a

The order requested under section 17(d) of the Act and rule 17d-1 thereunder would permit the Affiliated Dealer to enter into an arrangement with the Applicant Fund to trade Covered Fund shares in reliance on the Pricing Relief (the "Rule 17d-1 Relief").

On January 26, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 35912). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions for the Pricing Relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found with respect to the requested Rule 17d-1 Relief, on the basis of the information set forth in the application, as amended, that participation by the Covered Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly, in the matter of WisdomTree Digital Trust, et al. (File No. 812-15788),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from section 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the Rule 17d-1 Relief requested is granted, effective immediately, subject to the conditions contained in the application, as amended.

By the Commission.

Sherry R. Haywood,
Assistant Secretary

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government MMF and that seeks to maintain a stable NAV of $1.00 per share by using the amortized cost or penny rounding method of valuation and (ii) for whom the Adviser (or the Adviser's successors or any entity controlling, controlled by, or under common control with the Adviser or its successors) serves as investment adviser (referred to collectively as "Covered Funds").